Exhibit 99.10

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

INTERMAP TECHNOLOGIES CLOSES BOUGHT DEAL PUBLIC OFFERING FOR GROSS PROCEEDS OF $28,752,300, INCLUDING THE FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

DENVER, Sept. 29, 2025 – Intermap Technologies Corporation (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, announced today that it has closed its previously announced and upsized “bought deal” public offering of 9,584,100 Class A common shares in the capital of the Company (the “Common Shares”) at a price of $3.00 per Common Share for aggregate gross proceeds to the Company of $28,752,300, including the full exercise of the over-allotment option granted to the Underwriters (as defined herein) (the “Offering”).

The Offering was underwritten by a syndicate of underwriters led by Stifel Nicolaus Canada Inc., and included Canaccord Genuity Corp. and Beacon Securities Limited (collectively, the “Underwriters”).

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes, as more particularly described in the Prospectus Supplement (as defined herein). The Offering remains subject to the final approval of the Toronto Stock Exchange (the “TSX”).

Patrick A. Blott, Intermap’s Chairman and CEO, said “The success of this Offering reflects investment from long-term, growth-oriented institutions that recognize the critical value our customers place on Intermap’s proprietary GEOINT data products. We are pleased with the strong demand, resulting in over-subscription and upsizing of the Offering. A stronger balance sheet matches our objective to increasingly embed exquisite mission-critical GEOINT in our customer workflows.”

The Offering was completed by way of a prospectus supplement (the “Prospectus Supplement”) to the short form base shelf prospectus of the Company dated September 15, 2025 (the “Base Shelf Prospectus”), which supplement was filed on September 24, 2025. The Base Shelf Prospectus and the Prospectus Supplement can be found on SEDAR+ at www.sedarplus.ca and contain important detailed information about the Offering.

In connection with the Offering, the Company paid the Underwriters an aggregate cash commission of $1,725,138 and issued the Underwriters an aggregate of 575,046 compensation warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder thereof to purchase one Common Share at USD$2.1758, at any time until September 29, 2027.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares, in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States of America. Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Intermap Reader Advisory

Certain information provided in this news release, including references to the intended use and anticipated benefits of the net proceeds of the Offering in connection therewith, constitute “forward-looking information” within the meaning of applicable securities laws, including in particular the Company’s intentions for using the net proceeds of the Offering and the Company’s ability to obtain the final approval of the TSX. The words “intends”, “should”, “will” or “may” and similar expressions are intended to identify such forward-looking information. Such forward-looking information requires Intermap to make assumptions about future actions, events or circumstances that may not materialize or that may prove to be inaccurate. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266